INDEPENDENT AUDITORS' CONSENT



The Administrative Committee
Downey Savings and Loan Association, F.A.
   Employees' Retirement and Savings Plan:


We consent to incorporation by reference in the Registration Statement (No. 333-30483) on Form S-8 of Downey Financial Corp. of our report dated June 11, 2002 relating to the statements of net assets available for plan benefits of the Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan as of December 31, 2001 and 2000, the related statements of changes in net assets available for plan benefits for the years then ended and the supplemental schedule, which report appears in the December 31, 2001 annual report on Form 11-K of Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan.




                                  /S/ KPMG LLP



Los Angeles, California
June 25, 2002